COMMENTS RECEIVED ON MARCH 20, 2015

FROM ALBERTO ZAPATA

VIP V (File Nos. 033-017704 and 811-05361)

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POST-EFFECTIVE AMENDMENT NO. 51

1. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from VIP Freedom Income Portfolio)
"Allocating assets among underlying Fidelity funds according to a stable target asset allocation of approximately:

Using an active asset allocation strategy to increase or decrease asset class exposures by up to 10 percentage points from the fund's target asset allocation to equity funds (domestic and international equity funds are considered one asset class for purposes of making active asset allocation decisions), bond funds and short-term funds to reflect Strategic Adviser's intermediate term market outlook. The target asset allocations are referred to as "neutral" allocations because they do not reflect any decisions made by the Adviser to overweight or underweight an asset class."

C: The Staff requests we use a consistent term when referring to the allocations. The Staff notes that the current presentation is confusing to shareholders.

R: References throughout the document to "target asset allocation" have been replaced with "neutral asset allocation."

2. All funds

C: The Staff would like to know if the active asset allocation program will be operating daily or at specific times (i.e. during market stress).

R: As disclosed in the funds' prospectus, the Adviser will make active asset allocation decisions based on the Adviser's market outlook, which is primarily based on the intermediate term. In addition, it is not expected that the strategy will be employed to react to short-term market conditions or "market stress," unless such conditions impact the Adviser's intermediate term market outlook.

VIP V (File Nos. 033-017704 and 811-05361), Post-Effective Amendment No. 51

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3. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from VIP Freedom 2010 Portfolio)
"Using a target asset allocation among underlying Fidelity funds as of December 31, 2014, of approximately:"

C: The Staff requests clarification that the actual allocations will vary from the neutral in the graphic.

R: As disclosed under "Investment Details" in the "Fund Basics" section of the funds' prospectus, each fund's actual allocations are expected to differ from the fund's neutral asset allocations. We have also modified disclosure in each "Fund Summary" section to include a similar reference. The revised disclosures will be included in the funds' Rule 485(b) filing.

4. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"You could lose money by investing in the fund."

C: The Staff requests the sentence be modified to clarify that under weighting and over weighting asset classes relative to neutral target allocations will occur.

R: The disclosure contained under "Asset Allocation Risk" in the "Principal Investment Risks" section of each "Fund Summary" addresses the Staff's concerns. More specifically, the "Asset Allocation Risk" disclosure includes the following: "[T]he fund's active asset allocation strategy may cause the fund to have a risk profile different than that portrayed above from time to time and may increase losses." As a result, we have not modified the identified disclosure.

5. All funds

C: The Staff requests we add disclosure regarding how investors will receive accurate information for actual active allocations.

R: The disclosure contained in the "Fund Basics" section of the prospectus, provides that "[i]nformation concerning each Fidelity Freedom Fund's actual allocations to underlying funds will be available in each fund's shareholder report and on the funds' website from time to time." In addition, the funds' Statement of Additional Information ("SAI") discloses under "Fund Holdings Information" the frequency with which the funds will disclose their actual holdings and where such holdings may be accessed. Moreover, the prospectus also includes a table of actual allocations to underlying Fidelity funds as of December 31, 2014 in the "Investment Details" section of the funds' prospectus. Accordingly, we have not modified the disclosure in response to the Staff's comment.

VIP V (File Nos. 033-017704 and 811-05361), Post-Effective Amendment No. 51

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6. All funds

Tandy Representations (prospectuses)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.